This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended	Filer: Telefónica, S.A. Issuer: Telefónica, S.A. Subject of the offer: Terra Networks, S.A. Commission File Number: 333-123162

This document is incorporated by reference in the prospectus filed by Telefonica, S.A. pursuant to Rule 424(b)(3) in connection with the merger of Terra Networks, S.A. with and into Telefonica, S.A., file number 333-123162.

ANTONIO ALONSO UREBA
Director, General Secretary
and Secretary to the Board of Directors
TELEFÓNICA, S.A.

Telefónica, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores) hereby informs of the following:

SIGNIFICANT EVENT

The Annual General Shareholders’ Meeting of Telefónica, S.A., has been held at second call today, May 31st, 2005, with the participating of 124,397 shareholders, present or represented, holding 2,932,099,635 shares representing 59.16% of the share capital of the Company.

The abovementioned Meeting has approved all the draft resolutions submitted by the Board of Directors for deliberation and vote by the General Shareholders’ Meeting. The full text of the draft resolutions is attached.

Madrid, May 31st, 2005

2005 ANNUAL GENERAL SHAREHOLDERS’ MEETING OF "TELEFÓNICA, S.A."

PROPOSALS SUBMITTED BY THE BOARD OF DIRECTORS FOR DELIBERATION OF THE ANNUAL GENERAL SHAREHOLDERS' MEETING. MAY 30/31, 2005

Point I on the Agenda: Examination and approval, if applicable, of the Annual Accounts and Management Report of Telefónica, S.A. and its Consolidated Group of Companies, as well as the proposal for the application of the results of Telefónica, S.A., and that of the management of the Company’s Board of Directors, all for the 2004 financial year.

  Approval of the Annual Accounts (Balance Sheet, Profit and Loss Statement, and Notes to the Accounts) and Management Reports of Telefonica, S.A. and its Consolidated Group of companies corresponding to 2004 financial year (closed on December 31st of said year) as drawn up by the Board of Directors of the Company at its meeting held of February 23rd, 2005, as well as the Company management performed by the Board of Directors of Telefónica, S.A. during said financial year.

In the Individual Accounts, the Balance Sheet as of December 31st, 2004 reflects assets and liabilities in the amount of 51,497.25 million Euros each, and the Profit and Loss Statement, as of the end of the financial year, reflects a positive result for an amount of 1,301.40 million Euros.

In the Consolidated Accounts, the Balance Sheet as of December 31st, 2004, reflects assets and liabilities for an amount of 63,466.34 million Euros each, and the Profit and Loss Statement, as of the close of the financial year, reflects a positive result in the amount of 2,877.29 million Euros.

  Approval of the following proposal for Application of the Results of Telefónica, S.A. for the financial year 2004:

Distribution of the net income obtained by Telefónica, S.A. in 2004, equalling 1,301,404,019 Euros, as follows:

  130,140,402 Euros (10 % of annual net income) to the legal reserve.

  At the most, 1,139,855,013 Euros as a dividend distribution, corresponding to a fixed dividend of 0.23 Euros per share for all 4,955,891,361 shares forming the Company capital stock.

  The remainder of net income to the voluntary reserve, equalling at least 31,408,604 Euros.

It is expressly placed on record that the amount allocated to payment of dividends is discharged in full on May 13th, 2005 with the payment of an interim dividend against 2004 profits, in the fixed gross amount of €0.23 to each one of the issued and outstanding shares of the Company entitled thereto, as approved by the Board of Directors at the meeting of February 23rd, 2005.

Point II on the Agenda: Shareholder remuneration: A) Distribution of dividends with a charge to the Additional Paid- in capital reserve and B) Extraordinary non-cash distribution of additional paid- in capital.

  Approval of a distribution of the Additional Paid- in capital reserve by means of a payment to every outstanding Company share entitled to the distribution at the payment date of a fixed gross amount of 0.27 Euros per share, with the related charge to the said Additional Paid- in capital reserve.

  Payment shall be made on November 11th, 2005 through the participating entities in IBERCLEAR (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.), the Spanish securities registrar, clearing and settlement company. In the event that the merger referred to in point III of the Agenda of this General Shareholders’ Meeting is registered in the Mercantil Registry (Registro Mercantil) after the aforesaid date, the payment shall be made on the sixth stock market trading day following the date of that registration.

  Pursuant to the provisions of article 289.1 of the Spanish Corporations Act (Ley de Sociedades Anónimas), it is hereby stated that the approval of debenture and bondholder syndicates for the bonds and debentures in circulation is unnecessary for the distribution of this payment, provided the decrease in reserves does not diminish the initial proportional relationship between the sum of capital and reserves and the debentures repayable.

  Approval of a distribution of the Additional Paid-in Capital Reserve, by means of delivery to Telefónica, S.A. shareholders of shares representing the capital stock held as treasury stock, in the proportion of one share to every twenty-five shares they hold entitled to participate in the distribution. The distribution will consist of a maximum of 190,611,206 own shares of Telefónica, S.A., which will require a charge to the Additional Paid-in Capital Reserve for a maximum aggregate amount equivalent to the result of valuing each share to be delivered at the weighted average of the Telefónica, S.A. share in the Spanish interconnected stock market system (Mercado Continuo) on the trading day immediately prior to the date of the Company’s Annual General Shareholders’ Meeting, with a minimum aggregate amount equivalent to the result of valuing each share to be delivered at the value recorded for the said share in the accounting records of Telefónica, S.A. although under no circumstances may the charge to the Additional Paid-in Capital Reserve exceed the total amount of the balance on the said account.

The right to receive the non-cash refund of the additional paid-in capital, as approved, will accrue to anyone who, under Spanish law, has Telefónica, S.A. shareholder status at the end of the day on June 20th, 2005, which means that anyone who has bought his or her shares in Telefónica, S.A. on or before that date will have such a right and anyone who has sold his or her shares in Telefónica, S.A on or before that date will not.

In order to facilitate proper execution of the operation, the Agent designated for such purpose by the Board of Directors shall be responsible for coordinating and carrying out with IBERCLEAR and its participating entities the arrangements and operations necessary or merely convenient for implementing the distribution of the Additional Paid-in Capital Reserve referred to by this resolution, all in accordance with the procedure and terms set out therein as well as those which may be developed by the Board of Directors of Telefónica, S.A.

Without prejudice to the above, it is agreed to establish a mechanism aimed at facilitating execution of the operation referred to in this resolution in relation to shareholders who own a non-multiple of twenty-five (25) shares, in the following terms and conditions:

(i) Telefónica, S.A. will deliver to the Agent the total number of own shares subject to the distribution as established in this resolution.

(ii) The Agent, acting on behalf and for the account of Telefónica, S.A., will deliver to the duly entitled shareholders of Telefónica, S.A. the appropriate integer number of shares of Telefónica, S.A. according to the exact ratio of one (1) share for every twenty-five (25) shares owned by the shareholder.

(iii) In relation to Telefónica, S.A. shareholders who own a number of shares in excess of a multiple of 25 or that do not reach 25 (the shares which, in the first case, make up the excess or, in the second, do not reach 25, shall be called "Fractions"), and taking into account that for those Fractions they would not be able to receive a share of Telefónica, S.A. but only fractions of a share, the Agent will pay a cash amount equivalent to those fractions of a Telefónica, S.A. share that would be deliverable to the said shareholders in respect of the Fractions (the "Compensation for Fractions"). The Agent will retain for itself the aggregate amount of the Telefónica, S.A. shares that would have corresponded to the Fractions, with the right to dispose of them once the operation has been completed.

(iv) The value of the Compensation for Fractions will be determined according to the arithmetic mean of the weighted average prices of the Telefónica S.A. share in the Spanish interconnected stock market system (Mercado Continuo) on days 21, 22 and 23 of June 2005 (the "Arithmetic Mean"). Thus, considering that the number of Fractions which each shareholder will have will range between a minimum of 1 and a maximum of 24, the value of the Compensation for Fractions payable to each shareholder will be the result of multiplying the number of Fractions of that shareholder by the Arithmetic Mean and dividing the product by 25, rounded off to the closest euro cent. All fees or expenses which may, in accordance and in compliance with the applicable laws, be passed on by the entities participating in IBERCLEAR or by the custodians in respect of the operation, will be for the account of the shareholder.

Once IBERCLEAR has carried out the customary settlement operations for operations of this kind, the delivery of the shares and of such Compensation for Fractions as may apply will be done within five stock market trading days from June 24th, 2005.

The Board of Directors is expressly delegated (with authority, in turn, to subdelegate these powers to the Executive Committee, the Executive Chairman of the Board of Directors, or any other person expressly empowered by the Board of Directors to this effect) all necessary powers for executing this resolution, including the development of the provided procedure, as well as the powers necessary or convenient for carrying out all arrangements and measures that must be done for successful completion of the operation.

Pursuant to the provisions of article 289.1 of the Spanish Corporations Act (Ley de Sociedades Anónimas), it is hereby stated that the approval of debenture and bondholder syndicates for the bonds and debentures in circulation is unnecessary for the distribution of this payment, provided the decrease in reserves does not diminish the initial proportional relationship between the sum of capital and reserves and the debentures repayable.

Point III: Examination and approval, if applicable, of the Proposed Merger of Telefónica, S.A. and Terra Networks, S.A. and approval, as the Merger Balance Sheet, of Telefónica, S.A.’s Balance Sheet closed on December 31, 2004. Approval of merger between Telefónica, S.A. and Terra Networks, S.A. by means of the absorption of the latter by the former, with the extinction of Terra Networks, S.A. and the en bloc transfer of all of its assets and liabilities to Telefónica, S.A., with the provision that the exchange shall be satisfied through the delivery of treasury shares of Telefónica S.A., all in accordance with the provisions of the Merger Plan. Application of the special tax regime set forth in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law in connection with the merger. Establishment of procedures to facilitate the exchange of shares. Delegation of powers.

  Examination and approval, if applicable, of the Proposed Merger of Telefónica, S.A. and Terra Networks, S.A. by means of the absorption of the latter by the former.

Approval in its entirety of the Plan of Merger by absorption of Terra Networks, S.A. by Telefónica, S.A., prepared and signed by the Directors of both companies, upon the terms set forth in the Merger Plan itself, and approved by their respective Boards of Directors at meetings held on February 23, 2005. The Merger Plan has been deposited with the Commercial Registries of Madrid and Barcelona on March 2 and 3, 2005, with the corresponding marginal notations therein, the fact of such deposits having been published in the Official Gazette of the Commercial Registry on March 14, 2005 in Madrid and on March 29, 2005 in Barcelona.

  The text of the Merger Plan approved by this resolution is included as an exhibit to the Minutes of the General Meeting.

  Examination and approval, if applicable, as the Merger Balance Sheet, of the Balance Sheet of Telefónica, S.A. closed as of December 31, 2004.

  Approval, as the Merger Balance Sheet of Telefónica, S.A., of the Balance Sheet closed as of December 31, 2004 and prepared by the Board of Directors of Telefónica, S.A. at its meeting on February 23, 2005, duly verified by "Deloitte, S.L." as of March 4, and approved at this General Meeting under point I of the Agenda.

  The text of the Merger Balance Sheet and the corresponding verification report of the Company’s Auditor are attached as an exhibit to the Minutes of the General Meeting.

  Examination and approval, if applicable, of the merger between Telefónica, S.A. and Terra Networks, S.A., by means of the absorption of the latter entity by the former, with the extinction of Terra Networks, S.A. and the en bloc transfer of all of its assets and liabilities to Telefónica, S.A., with the provision that the exchange be satisfied through the delivery of treasury shares of Telefónica, S.A., all in accordance with the provisions of the Merger Plan. Application to the Merger of the Special Tax Regime Set Forth in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law. Establishment of procedure to facilitate the exchange.

I. Approval of the Merger between Telefónica, S.A. and Terra Networks, S.A.

Approval of the merger between Telefónica, S.A. and Terra Networks, S.A., by means of the absorption of the latter company by the former, with the dissolution without liquidation of Terra Networks, S.A. and the en bloc transfer of all of its entire net worth, including all elements making up its assets and liabilities, to Telefónica, S.A., which will acquire, by universal succession, all of the rights and obligations of Terra Networks, S.A.

Pursuant to the provisions of the Merger Plan, in order to satisfy the exchange for the merger, Telefónica, S.A. will deliver to the shareholders of Terra Networks, S.A. its own treasury shares pursuant to the exchange ratio set forth in the Merger Plan. Shares of Terra Networks, S.A. which are held by this latter company, by Telefónica, S.A. or by any person acting in their own name but on behalf of Terra Networks, S.A. or Telefónica, S.A. will not be exchanged for so long as they are affected by the provisions of Section 249 of the Corporations Act.

The exchange of Terra Networks, S.A. shares, which will be carried out by the procedure and in accordance with the exchange ratio described in the Merger Plan, will require the delivery by Telefónica, S.A. of a maximum of 29,274,686 shares, which will be frozen as from the date of adoption of this resolution.

The Board of Directors is delegated, with the power to so delegate to the Executive Committee or the Chairman of the Board, all of the powers required, within the maximum amount set out above and under the condition set forth below, to specify the exact number of shares of Telefónica, S.A. needed to satisfy the exchange of currently outstanding shares of Terra Networks, S.A. pursuant to the above-mentioned exchange ratio. The condition that the Board of Directors and, if applicable, the Executive Committee or Chairman of the Board, must take into account is that the exact number of treasury shares of Telefónica, S.A. to deliver will be the number based on the exchange rate of two (2) shares of Telefónica, S.A. for each nine (9) shares of Terra Networks, S.A., taking into account that Section 249 of the Corporations Act requires that the shares of the latter company which are controlled by it, by Telefónica, S.A., or by any person acting in such person’s own name but on behalf of Terra Networks, S.A. or Telefónica, S.A., will not be exchanged and will be cancelled and voided as a result of the merger.

In addition, the Board of Directors is authorized, with the power to so delegate to the Executive Committee, to set the conditions for delivery of the shares to the extent not provided by the General Meeting, including the further development of the procedure for the exchange of shares.

All of the foregoing shall be carried out in accordance with the Merger Plan dated as of February 23, 2005 and deposited with the Commercial Registries of Madrid and Barcelona corresponding to the domiciles of the merging companies, pursuant to the procedure governed by the Second Section of Chapter VIII of the Corporations Act, and in view of the report of the independent expert KPMG Auditores, S.L., issued on April 12, 2005 in compliance with the provisions of Section 236 of the Corporations Act.

Furthermore, in compliance with Section 228 of the Regulations of the Commercial Registry, and as an integral part of the content of this merger resolution, the following details are stated:

1. Identification of the Entities Participating in the Merger.

1.1 Telefónica, S.A. (the Acquiring Company).

Telefónica, S.A., domiciled in Madrid, at calle Gran Vía, 28, which was incorporated for an indefinite time by means of a notarial instrument executed before Mr. Alejandro Roselló Pastor, a Madrid Notary, on April 19, 1924, recorded under entry number 141 in his notarial register.

Telefónica, S.A. is registered with the Commercial Registry of Madrid in Book 12.534, Folio 21, Page M-6.164.

Telefónica, S.A.’s Tax ID number is A-28/015.865.

1.2 Terra Networks, S.A. (the Acquired Company).

Terra Networks, S.A., domiciled in Barcelona, at, calle Nicaragua, 54, incorporated for an indefinite time as Telefónica Comunicaciones Interactivas, S.A., by means of a notarial instrument executed before Mr. José Antonio Escartín Ipiens, a Madrid Notary, on December 4, 1998, and recorded under number 5,276 in his notarial register, which changed to its current company name by means of notarial instrument executed before Mr. Francisco Arriola Garrote, a Madrid Notary, on October 1, 1999 and which moved to its current domicile by resolution approved at the Ordinary General Shareholders’ Meeting held on June 8, 2000, which resolution was converted into a public instrument before Mr. Nicolás Ferrero López, a Notary of Pozuelo de Alarcón, on August 3, 2000, and recorded under entry No. 2,893 in his notarial register.

Terra Networks, S.A. is registered with the Commercial Registry of Barcelona, in Book 32.874, Folio 165, Page B-217.925.

Terra Networks, S.A.’s Taxpayer ID number is A-82/196.080.

2. Bylaw/Charter Amendments.

No bylaw/charter amendments are made as a result of the merger. However, it is hereby noted for the record that the approval of a reduction in capital stock in the amount of 34,760,964 Euros through the retirement of 34,760,964 treasury shares, and the corresponding amendment of Article 5 of the Bylaws, will be submitted for approval at this Meeting, all in accordance with the provisions of the proposal relating to Point VII on the Agenda.

3. Merger Exchange Ratio.

The exchange ratio for the shares of the entities participating in the merger, which was determined on the basis of the actual value of the corporate assets of Telefónica, S.A. and Terra Networks, S.A., will be as described below (with no supplemental cash compensation):

Two (2) shares of Telefónica, S.A., each having a par value of one (€1) Euro, for every nine (9) shares of Terra Networks, S.A., each having a par value of two (€2) Euros.

The determination of the exchange ratio took into consideration the dividends that both companies are expected to distribute, to which reference is made in Section 8 of the Merger Plan and Section 5 below.

4. Procedure for the Exchange of Shares.

The procedure for the exchange of shares of Terra Networks, S.A. for shares of Telefónica, S.A. shall be as follows:
  Once the merger has been approved at the General Shareholders’ Meetings of both companies and the merger document has been recorded with the Commercial Registry of Madrid (after having been evaluated by the Commercial Registry of Barcelona), the shares of Terra Networks, S.A. will be exchanged for shares of Telefónica, S.A.

  The exchange will take place beginning on the date indicated in the announcements to be published in the Official Gazette of the Commercial Registry, in one of the widely-circulated newspapers in Madrid and Barcelona, and, if necessary, in the Official Gazettes of the Spanish stock exchanges. A financial institution shall be appointed to act as an Agent for such purposes, and such institution shall be named in the above-mentioned announcements.

  The exchange of the shares of Terra Networks, S.A. for shares of Telefónica, S.A. will take place through participants in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. [Securities Registration, Clearing, and Liquidation Systems Management Company, Inc.] (IBERCLEAR) that are depositaries thereof, in accordance with the procedures established for the book-entry system, pursuant to the provisions of Royal Decree 116, 1992, of February 14, and with the application of the provisions of Section 59 of the Corporations Act, to the extent applicable.

  Shareholders who hold shares representing a fraction of the number of shares of Terra Networks, S.A. designated as the exchange ratio may purchase or transfer shares in order to exchange them in accordance with such exchange ratio. Notwithstanding the foregoing, and pursuant to the provisions of the Merger Plan, the companies participating in the merger expect to establish mechanisms for the purposes of facilitating the implementation of the exchange for those shareholders of Terra Networks, S.A. who own a number of shares that is not a multiple of nine (9), including the designation of an Odd-Lot Agent. The bases of this mechanism are governed by Section III below.

  As a result of the merger, the shares of Terra Networks, S.A. will become extinguished.

It is noted for the record that, as of the date of the Merger Plan, Telefónica, S.A. is the holder of four hundred thirty-six million, two hundred five thousand, four hundred nineteen (436,205,419) shares of Terra Networks, S.A., representing seventy-five point eighty-seven percent (75.87%) of its share capital, and that prior to the calling of the General Shareholders’ Meeting, it has acquired seven (7) additional shares of Terra Networks, S.A. in order for the number of shares of Terra Networks, S.A. that must participate in the exchange to be a multiple of the exchange ratio. Pursuant to the provisions of Section 249 of the Corporations Act and of the regulations governing treasury stock, the shares of Terra Networks, S.A. controlled by Telefónica, S.A. will not be exchanged for shares of Telefónica, S.A.

In addition, it is noted for the record that Terra Networks, S.A. holds seven million (7,000,000) of its own shares in treasury, which shares are earmarked for retirement following the amendment of the hedging system for the following stock option plans: (i) the stock option plan of Terra Networks, S.A. approved at the General Shareholders’ Meeting of Terra Networks, S.A. on October 1, 1999, as amended by resolutions approved at the General Shareholders’ Meetings held on June 8, 2000 and June 7, 2001, and as further developed by the Board of Directors of Terra Networks, S.A., and (ii) stock option plans resulting from the acquisition by Terra of the Lycos Inc. stock option plans approved at the General Shareholders’ Meeting of Terra Networks, S.A. on June 8, 2000, and as amended at the General Shareholders’ Meeting of June 7, 2001, and as further developed by the Board of Directors. The above-mentioned seven million (7,000,000) shares will not be part of the exchange, pursuant to the provisions of Section 249 of the Corporations Act and similar provisions, although, following the registration of the merger, Telefónica, S.A. will succeed Terra Networks, S.A. as the entity bound by such plans, which will be amended in accordance with the exchange ratio established in the Merger Plan. So as to avoid prejudice to the interests of beneficiaries of said plans, Telefónica, S.A. will establish, if necessary, mechanisms to ensure that due attention will be given to the commitments assumed by Terra Networks, S.A. in connection with the above-mentioned stock option plans.

5. Date from which the Shares Delivered in Exchange Will Carry the Right to Participate in Corporate Earnings.

Given that the shares of Telefónica, S.A. to be used for the exchange are already in existence, and of the same class and series as the other currently outstanding shares of Telefónica, S.A., they shall give their holders the right, after delivery thereof, to participate in corporate earnings as from January 1, 2005 on the same terms as the other outstanding shares.

In distributions made after the registration with the Commercial Registry of the merger document, all shares of Telefónica, S.A., including those delivered to satisfy the exchange, shall participate equally in proportion to the par value of each share.

It is hereby noted for the record that, pursuant to the provisions of the Merger Plan, Telefónica, S.A. has made or plans to make, as the case may be, the following distributions of dividends:

  The payment of a dividend charged to earnings for the fiscal year ending December 31, 2004, which will be paid on May 13, 2005. This dividend was announced by the Board of Directors at its meeting held on January 26, 2005, having established the amount thereof in the fixed sum of 0.23 Euros per share at the same Board meeting held on February 23, 2005. Shareholders of Terra Networks, S.A. who become shareholders of Telefónica, S.A. as a result of the merger will not benefit from such dividend.

  The distribution of treasury stock of Telefónica, S.A., at the ratio of one share of treasury stock for each twenty-five shares owned by the shareholder, charged against the reserve for additional paid-in capital. The proposal for such distribution was approved by the Board of Directors at its meeting held on November 24, 2004 and submitted for approval at this Ordinary General Shareholders’ Meeting. In any event, as it is expected that the delivery of the shares will occur prior to the registration of the merger of Telefónica, S.A. and Terra Networks, S.A. with the Commercial Registry, the shareholders of Terra Networks, S.A. who become shareholders of Telefónica, S.A. as a result of the merger will not benefit from such distribution.

  The payment of a dividend with a charge against the reserve for additional paid-in capital, which must be paid on November 11, 2005, provided that prior to such date, the merger document has been registered with the Commercial Registry of Madrid. In the event that the merger is registered with the Commercial Registry after such date, the payment will be made on the sixth trading day following the date on which such registration takes place. The proposal for this dividend was announced by the Board of Directors at its meeting held on November 24, 2004, and is submitted for approval at this Ordinary General Shareholders’ Meeting. The fixed amount of such dividend is 0.27 Euros per share. Unlike the provisions for the dividends mentioned above in subsections (i) and (ii), the shareholders of Telefónica, S.A. as well as the shareholders of Terra Networks, S.A. who become shareholders of Telefónica, S.A. as a result of the merger, will benefit from this distribution.

For its part, and also in accordance with the provisions of the Merger Plan, Terra Networks, S.A. plans to pay a dividend of 0.60 Euros per share, with a charge against the "Reserve for Additional Paid-In Capital" account. The proposal for such distribution was approved by the Board of Directors of Terra Networks, S.A. at its meeting held on February 23, 2005. The effectiveness of the distribution is subject to the corresponding approval by the shareholders at the Ordinary General Shareholders’ Meeting of Terra Networks, S.A. Payment is expected to be made during the days following the meeting and, in any event, before the merger of Telefónica, S.A. and Terra Networks, S.A. is recorded with the Commercial Registry. Only the shareholders of Terra Networks, S.A. will benefit from such distribution.

6. Date of Accounting Effects of the Merger.

January 1, 2005 is hereby established as the date from which the transactions of Terra Networks, S.A. shall be deemed for accounting purposes to have taken place on behalf of Telefónica, S.A.

7. Special Rights.

There are no special shares of Terra Networks, S.A. Nor are there any owners of special rights other than shares, except for those belonging to the beneficiaries (employees, officers and Directors of the companies in the Terra Networks, S.A. Group) of the stock option plans of Terra Networks, S.A. referred to in Section 4 above and Section 5 of the Merger Plan. Following the implementation of the merger, Telefónica, S.A. will succeed Terra Networks, S.A. as the entity bound by such plans. The Terra Networks, S.A. stock option rights shall be automatically converted into Telefónica, S.A. stock option rights, upon the terms resulting from the exchange ratio established in the Merger Plan. All references to Terra Networks, S.A. or, as applicable, to Lycos Inc. or to Lycos Virginia in such option plans shall be deemed to be made to Telefónica, S.A. starting on the date of registration of the merger.

The shares of Telefónica, S.A. that are delivered to the shareholders of Terra Networks, S.A. pursuant to the merger contemplated in the Merger Plan shall not give the holders thereof any special rights whatsoever.

8. Benefits Extended to Directors and the Independent Expert.

No benefits of any type shall be extended to the Directors of any of the entities participating in the merger, or to the independent expert participating in the merger process.

II. Application to the Merger of the Special Tax Regime Set Forth in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law.

To resolve that the approved merger transaction is subject to the special tax regime set forth in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law approved by Royal Legislative Decree 4.2004, for which purpose the merger transaction will be reported to the Government Inspection Office (Oficina Estatal de Inspección) in the manner established by the regulations and upon the of Section 96 of such Restated Text and related provisions.

III. Establishment of Procedure to Facilitate the Exchange.

Pursuant to the provisions of the Merger Plan, the shareholders of Terra Networks, S.A. who hold shares that represent a fraction of the number of shares of Terra Networks, S.A. set as the exchange ratio may acquire or transfer shares in order to exchange them in accordance with such exchange ratio. Each shareholder must individually make timely decisions for such purpose to either purchase or sell Terra shares in the market in order to reach the number of Terra shares that are a multiple of nine.

Without prejudice to the foregoing, and pursuant to the provisions of the Merger Plan, it is resolved to establish a mechanism designed to facilitate the exchange with those shareholders of Terra Networks, S.A. who are holders of a number of shares that is not a multiple of nine (9). The basic terms and conditions of such mechanism are as follows:

  (i) Taking into account that the exchange ratio for the merger is equivalent, in unitary terms, to the delivery of one share of Telefónica, S.A. for every 4.5 shares of Terra Networks, S.A., at the close of the last session for trading in the stock of Terra Networks, S.A. on the Spanish stock exchanges (hereinafter, the "Reference Date"), each shareholder of Terra Networks, S.A. who, by application of such unitary exchange ratio of one share of Telefónica, S.A. for every 4.5 shares of Terra Networks, S.A., is entitled to receive a whole number of Telefónica shares, and who has an excess fraction or odd-lot of shares of Terra Networks, S.A. of less than 4.5, may transfer such fraction or odd-lot to the odd-lot agent designated for such purpose (hereinafter, the "Odd-Lot Agent"), all with the understanding that for the calculation of the odd-lot corresponding to each shareholder position, all of the shares of Terra Networks, S.A. making up such position shall be calculated. Likewise, a shareholder of Terra Networks, S.A. who is the owner of less than 4.5 shares of Terra Networks, S.A. may transfer such shares to the odd-lot acquirer. It shall be deemed that each shareholder of Terra accepts the odd-lot acquisition system, without having to remit instructions to the relevant IBERCLEAR-participant, which shall inform the shareholder of the results of the transaction once it has been concluded.

  Given the agreed exchange ratio, it is hereby noted for the record that, regardless of the number of shares making up the position of each shareholder, the only circumstances under which the acquisition of odd-lots may take place are the following:

Number of Terra shares	Corresponding shares of Telefónica, S.A. by virtue of the exchange	Odd-lot shares of Terra Networks, S.A. subject to the odd-lot acquisition system
1	0	1
2	0	2
3	0	3
4	0	4
5	1	0.5
6	1	1.5
7	1	2.5
8	1	3.5
9	2	0

Therefore, in any shareholder position, an odd-lot will range between a minimum of 0.5 shares of Terra Networks, S.A. and a maximum of 4 shares of Terra Networks, S.A.

  The acquisition price of the odd-lots will be determined based on the arithmetic mean of the average weighted prices of the shares of Terra Networks, S.A. on the Automated Quotation System [Sistema de Interconexión Bursátil] (Continuous Market) for the last three trading sessions for Terra Networks, S.A. on the Spanish stock exchanges. If the odd-lot in question is one share, its acquisition price shall be calculated based on the arithmetic mean of the average weighted prices of the shares of Terra Networks, S.A. on the Automated Quotation System (Continuous Market) for the last three trading sessions for Terra Networks, S.A.; similarly, if the odd-lot in question is other than one share, its acquisition price shall be calculated based on the same criterion set forth herein, but in a proportion corresponding to the specific amount of the odd-lot.

  (The entity appointed as the Odd-Lot Agent, acting on its own behalf, will acquire the odd-lot or fractional shares remaining in the positions existing at the close of the trading session for Terra Networks, S.A. corresponding to the Reference Date. The share or fractions of shares of Terra Networks, S.A. acquired by the Odd-Lot Agent shall be exchanged for the corresponding shares of Telefónica, S.A. set forth in the Merger Plan.

  The Board of Directors, with express power of substitution in favor of the Executive Committee or the Executive Chairman, is authorized to further develop the mechanism for the acquisition of odd-lots or fractions of shares set forth herein, including, but not limited to, the decision regarding the Reference Date, for the acquisition of the odd-lots at the end of thereof; the drafting of the corresponding announcement of the exchange; and whatsoever other powers are necessary or merely appropriate to properly carry out the merger exchange and the odd-lot acquisition mechanism herein resolved.

  Delegation of Powers to Formalize, Interpret, Correct and Execute this Resolution.

To authorize, on a joint and several basis, the Executive Chairman of the Board of Directors, the Director-Secretary and the non-Director Vice Secretary of the Board of Directors, such that, without prejudice to any other delegations included in this resolution and any existing powers-of-attorney for conversion hereof into a public instrument, any of them may formalize and execute this resolution, with the power for such purpose of executing whatsoever public or private documents as are necessary or appropriate (including those of interpretation, clarification, correction of errors and the curing of defects and the publication of whatsoever announcements as may be required or merely appropriate) for the most precise performance thereof, and for the registration thereof, to the extent required, with the Commercial Registry or with any other Public Registry. The delegation includes, on the broadest terms, the power to guarantee the claims of those creditors, if any, who oppose the merger.

Point IV on the Agenda of Meeting: Appointment of Directors.

Re-election of the Director Mr. Antonio Viana- Baptista for an additional five-year term.

Point V on the Agenda: Designation of the Accounts Auditor for Telefónica. S.A. and its Consolidated Group of Companies , under the provisions of article 42 of the Spanish Commerce Code (Código de Comercio) and article 204 of the Spanish Corporations Act (Ley de Sociedades Anónimas).

To designate the company "Ernst&Young, S.L." for an initial period of three years, as Accounts Auditor for the verification of the Annual Accounts, and the Management Reports of "Telefonica, S.A." and its Consolidated Group of Companies, corresponding to financial years 2005, 2006 and 2007.

Point VI on the Agenda: Authorization for the acquisition of treasury stock, directly or through Group companies.

  Authorize, in accordance with the provisions of articles 75 et seq. and the first additional provision, paragraph 2, of the current Spanish Corporations Act (Ley de Sociedades Anónimas), the derivative acquisition, at any time and as many times as considered appropriate, by Telefónica, S.A. — either directly or through any of the subsidiary companies it controls — of its own shares, fully paid up, by way of sale-purchase or any under other title for valuable consideration.

  The minimum acquisition price or compensation will be equivalent to the nominal value of the own shares acquired and the maximum acquisition price or compensation will be equal to the market value of the own shares on an official secondary market at the time of the acquisition.

  Said authorization is granted for a period of 18 months reckoned from the date of the holding of the current Annual General Shareholders’ Meeting, and is expressly subject to the limitation that, at any time, the nominal value of the own shares acquired under this authorization, added to those already held by "Telefonica, S.A." and any of the controlled subsidiary companies, may exceed 5 percent of the share capital at the time of the acquisition, respecting the limitations set for the acquisition of treasury stock as imposed by the regulatory authorities of the markets on which Telefónica, S.A. shares are quoted.

  It is expressly noted that the authorization granted for the acquisition of own shares can be used wholly or partially for the acquisition of these shares of Telefonica, S.A., and that the Company must deliver or transfer to its directors or workers, or to those of the companies of its Group, directly or as a consequence of these having exercised their option rights, all within the framework of the referenced remuneration systems at the market value of the shares of the company approved in due form.

  To empower the Board of Directors, in the broadest possible terms, to exercise the authorization derived from this resolution and to execute the remaining items included in this, enabling the Board of Directors to delegate in the Executive Committee, the Executive Chairman of the Board or any other person expressly empowered by the Board to this effect.

  Cancel, in the part not executed, the authorization given under point IV of the Agenda of the Company's Annual General Shareholders' Meeting held on April 30th, 2004.

Point VII on the Agenda of Meeting: Reduction of share capital through the amortizing of treasury stock, with the exclusion of the right to opposition by creditors, through the redrafting of the article in the Bylaws that refers to the share capital.

In accordance with the terms of the "TIES Program" (compensation system tied to the market price of the Telefónica, S.A. share, with subscription of shares and grant of stock options, targeted at the non-executive employees of the Telefónica Group, that was established on the basis of the resolutions adopted at the Annual General Shareholders' Meeting of April 7th, 2000) the following is resolved:

  To reduce the share capital of the Company by 34,760,964 euros, by the redemption of 34,760,964 own shares that were acquired previously as authorised at the time by the General Meeting within the limits established in article 75 et seq and additional provision 1.2 of the Spanish Corporations Act (Ley de Sociedades Anónimas). Article 5 of the corporate Bylaws referring to the amount of share capital is therefore amended, and shall be worded as follows:

"Article 5.- Share Capital

    The corporate share capital amounts to Euros 4,921,130,397 represented by 4,921,130,397 ordinary shares in a single series and having a par value of 1.00 Euro each, fully paid up.

    The General Shareholders’ Meeting, in accordance with such requirements and within such limits as have been statutorily established to such effects, may delegate upon the Board of Directors the power to increase the share capital."

The reduction of capital is done with a charge to the Additional Paid- in Capital Reserve, canceling, in the appropriate amount, the restricted reserve referred to by article 79.3 of the Spanish Corporations Act, and setting aside a reserve for retired capital in the amount of 34,760,964 Euros (equal to the nominal value of the retired shares). The latter reserve may only be drawn on subject to the same requirements as apply to reductions of capital stock under article 167.3 of the Spanish Corporations Act. Consequently, in accordance with the terms of the said article, the Company's creditors will not be entitled to the right to object referred to by article 166 of the Spanish Corporations Act in relation to the reduction of capital resolved herein.

The reduction shall not give rise to the repayment of contributions since the Company itself is the owner of the shares redeemed. The purpose of the reduction, therefore, is the cancellation of the own shares.

It is declared, for the purposes of article 289.1 of the Spanish Corporations Act, that the consent of the Syndicates of Bondholders relating to issues of bonds in circulation is not required, provided the reduction in capital hereby resolved does not reduce the initial ratio between the total capital plus reserves and unredeemed bonds.

  Authorize the Board of Directors so that, within one year after the adoption of this resolution, it may determine those points which have not been expressly stipulated in this resolution or which are a consequence hereof, and adopt the resolutions, perform the acts and grant the public or private documents necessary or convenient for the fullest execution of this resolution, including, by way of illustration and without limitation, publication of the legally prescribed notices and filing of the relevant applications and reports for having the retired shares removed from stock market trading, with authority to have such powers delegated by the Board of Directors to the Executive Committee, to the Executive Chairman of the Board of Directors, or to any other person expressly empowered by the Board of Directors for such purpose.

Point VIII on the Agenda: Delegation of powers to formalize, construe, correct and execute the resolutions adopted by the Annual General Shareholders’ Meeting.

To severally and jointly empower the Executive Chairman, the Director- Secretary and Vice Secretary non Director of the Board of Director, so that, without prejudice to any other authorities delegated in the foregoing resolutions and to the powers for notarization that may exist, any one of them may formalize and execute the foregoing resolutions, and may grant the public and private documents that are necessary or appropriate for such purpose (including those for the interpretation, clarification, rectification of errors, and correction of defects) for their most exact compliance and registration, when mandatory, in the Mercantile Registry (Registro Mercantil) or any other public registry.